SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         XERION ECOSOLUTIONS GROUP INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   984114 10 8
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                                 (CUSIP Number)


              Mr. Zhong Fang, Chief Executive Officer and President
                              Ms. Min Hu, Secretary
                         Xerion EcoSolutions Group Inc.
                           Suite A-C, 20/F Neich Tower
                               128 Gloucester Road
                               Wanchai, Hong Kong
                         The People's Republic of China
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 31, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                              CUSIP NO. 984114 10 8

      --------------------------------------------------------------------------
(1)   Names of Reporting Persons.               I.R.S. Identification Nos.
                                                of Above Persons (entities only)

      Zhong Fang
      --------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group                   (a) |X|
                                                                         (b) | |
      --------------------------------------------------------------------------
(3)   SEC Use Only

      --------------------------------------------------------------------------
(4)   Source of Funds

      181,439,200 shares of common stock of Xerion EcoSolutions Group Inc. were acquired by Mr. Zhong Fang under the terms of a Stock Exchange Agreement dated October 19, 2005 which closed on October 31, 2005 between Town House Land Limited and Xerion EcoSolutions Group Inc.
      --------------------------------------------------------------------------
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             | |
      --------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      The People's Republic of China
      --------------------------------------------------------------------------
      Number of Shares      (7)   Sole Voting Power
      Beneficially Owned
      by Each Reporting           181,439,200 shares of Common Stock
      Person With                 ----------------------------------------------
                            (8)   Shared Voting Power

                                  6,201,340 shares of Common Stock
                                  ----------------------------------------------
                            (9)   Sole Dispositive Power

                                  181,439,200 shares of Common Stock
                                  ----------------------------------------------
                            (10)  Shared Dispositive Power

                                  6,201,340 shares of Common Stock
      --------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      187,640,540 shares of Common Stock
      --------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      N/A
      --------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      82.5%
      --------------------------------------------------------------------------
(14)  Type of Reporting Person

      IN
      --------------------------------------------------------------------------


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

                                  SCHEDULE 13D

                              CUSIP NO. 984114 10 8

      --------------------------------------------------------------------------
(1)   Names of Reporting Persons.               I.R.S. Identification Nos.
                                                of Above Persons (entities only)

      Min Hu
      --------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group                   (a) |X|
                                                                         (b) | |
      --------------------------------------------------------------------------
(3)   SEC Use Only

      --------------------------------------------------------------------------
(4)   Source of Funds

      6,201,304 shares of common stock were acquired by Ms. Min Hu under the terms of a Stock Exchange Agreement dated October 19, 2005 which closed on October 31, 2005 between Town House Land Limited and Xerion EcoSolutions Group Inc.
      --------------------------------------------------------------------------
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             | |
      --------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      The People's Republic of China
      --------------------------------------------------------------------------
      Number of Shares      (7)   Sole Voting Power
      Beneficially Owned
      by Each Reporting           6,201,340 shares of Common Stock
      Person With                 ----------------------------------------------
                            (8)   Shared Voting Power

                                  N/A
                                  ----------------------------------------------
                            (9)   Sole Dispositive Power

                                  6,201,340 shares of Common Stock
                                  ----------------------------------------------
                            (10)  Shared Dispositive Power

                                  N/A
      --------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      6,201,340 shares of Common Stock
      --------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      N/A
      --------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      2.73% of Common Stock
      --------------------------------------------------------------------------
(14)  Type of Reporting Person

      IN
      --------------------------------------------------------------------------


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

ITEM 1. SECURITY AND ISSUER

      This statement relates to the Common Stock, $.001 par value (the "Common Stock") of Xerion EcoSolutions Group Inc., a Colorado corporation (the "Issuer") which presently has its principal executive offices at: Suite A-C, 20/F Neich Tower, 128 Gloucester Road, Wanchai, Hong Kong, The People's Republic of China

ITEM 2. IDENTITY AND BACKGROUND

      This statement relates to the securities of the Issuer that were acquired by Mr. Zhong Fang and his wife Ms. Min Hu, whose address is: 6244 N. Willard Avenue, San Gabriel, CA 91775

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Mr. Fang acquired 181,439,200 shares of the Common Stock, $.001 par value, and Ms. Min Hu acquired 6,210,340 shares of common stock of the Issuer, under the terms of a Stock Exchange Agreement dated October 19, 2005 that was consummated on October 31, 2005, in exchange for all of their ordinary shares of Town House Land Limited.

ITEM 4. PURPOSE OF TRANSACTION

      The purpose of the acquisition of the securities of the Issuer by Mr. Fang and Ms. Min Hu was primarily for investment purposes.

      On October 19, 2005, the Issuer entered into a Stock Exchange Agreement with the shareholders of Town House Land Limited ("Town House"), a limited liability company organized in 2003 in the Hong Kong Special Administrative Region in The People's Republic of China (the "PRC"). Town House is engaged in real estate development projects in the PRC and in the United States. Under the terms of the Agreement, the Issuer acquired 100% of the total outstanding capital stock and registered capital of Town House and its subsidiaries in exchange for 98.75% of the total issued and outstanding common stock of the Issuer. As a result, 181, 439,200 shares of common stock of the Issuer was issued to Mr. Zhong and 6,201,340 shares were issued to Ms. Min Hu, his wife, in this reverse merger transaction. Mr. Fang also holds 6,201,340 shares of common stock in trust for his nephew, Fang Hui, who is a minor.

      As a result of the transaction, Mr. Warren C. Gasci resigned as a director, and Mr. Zhong Fang was appointed as a director to fill the vacancy on the Board of Directors, and the Board of Directors appointed new officers of the Issuer, specifically, Mr. Zhong Fang was elected as the new Chief Executive Officer, President, Treasurer and Chairman of the Board of the Issuer and Ms. Min Hu was appointed as the Secretary of the Issuer.

      (a) There are no tentative plans and proposals to issue additional securities of the Issuer in exchange for assets, except as described above.

      (b) There are no other current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Issuer or its subsidiaries, except as described above.

      (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.


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

      (d) There are no plans to change the total authorized number of directors on the Board of Directors, or to change their term of office.

      (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

      (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure, except as described above.

      (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person.

      (h) There are no current plans or proposals to cause the Common Stock of the Issuer to be delisted from any market.

      (i) There are no current plans or proposals to cause the Common Stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

      (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date hereof, Mr. Fang is the direct beneficial owner of 181,439,200 shares of the Common Stock of the Issuer and the indirect beneficial owner of 6,201,340 shares of common stock held in trust for his minor nephew, and his wife Ms. Min Hu is the direct beneficial owner of 6,201,340 shares of the common stock of the Issuer, which represents a total of 85.3% of the total issued and outstanding common stock of the Issuer.

      Mr. Fang and Ms. Min Hu each disclaim, and this Schedule 13D shall not be construed as an admission for the purposes of Sections 13(d) or 13(g) under the Securities Exchange Act of 1934, that they have any beneficial interest in the securities owned by the other or of Fang Hui, the minor nephew of Mr. Fang.

      (b) Mr. Fang and Ms. Min Hu each has the sole power to vote and to dispose of the securities of the Issuer described herein.

      (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Fang or Ms. Min Hu during the past 60 days.

      (d) To the best of the knowledge of Mr. Fang and Ms. Min Hu, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by them.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of their knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Issuer owned by Mr. Fang or Ms. Min Hu.


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

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      None.

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

November 3, 2005

                                       /s/ Zhong Fang
                                       -----------------------------------------
                                       Zhong Fang

                                       /s/ Min Hu
                                       -----------------------------------------
                                       Min Hu


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